Exhibit 3.209
CERTIFICATE OF FORMATION
OF
STAR CITY ARKANSAS, L.L.C.
          This Certificate of Formation of Star City Arkansas, L.L.C. (the “LLC”), dated September 22, 2005, is being duly executed and filed by Samuel Kovitz, as an authorized person to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101 et seq.)
          FIRST. The name of the limited liability company formed hereby is Star City Arkansas, L.L.C.
          SECOND. The address of the registered office of the LLC in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
          IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Samuel Kovitz
SAMUEL KOVITZ, Authorized Person